Exhibit 1.01
Quantum Fuel Systems Technologies Worldwide, Inc.
Conflict Minerals Report
For the Year Ended December 31, 2014

This Conflict Minerals Report of Quantum Fuel Systems Technologies Worldwide, Inc. (“Quantum,” “we,” “our,” or “us”) for the period January 1, 2014 through December 31, 2014 (the “Reporting Period”) is presented to comply with Rule 13p-1 under the Securities Exchange Act of 1934 (the Rule). Unless otherwise defined herein, capitalized terms have the meaning ascribed to those terms in the Rule and the Exchange Act Release No. 34-67716.
Company Overview
We are a leader in compressed natural gas (CNG) storage systems, integration and vehicle system technologies. Our principal products include CNG and hydrogen storage tanks, CNG packaged fuel storage modules and systems for a variety of heavy, medium, and light-duty trucks and passenger vehicles, and hydrogen refueling dispensers (collectively, “Products”).
We conducted an analysis of our Products to determine if any were likely to contain Conflict Minerals and, based on our analysis, we identified that certain of our Products do contain Conflict Minerals.
We do not purchase any Conflict Minerals direct from the sources of ore from which these Conflict Minerals are produced or from the smelters/refiners that process those ores, and due to the depth or our supply chain we are far removed from such sources. The efforts undertaken by us to identify the countries of origin of those ores reflect our circumstances and position in the supply chain.
Reasonable Country of Origin Inquiry
We conducted a good faith reasonable country of origin inquiry (“RCOI”) for the Conflict Minerals contained in our Products. This good faith RCOI was designed, in accordance with Form SD and related guidance provided by the SEC, to determine whether any of the Conflict Minerals contained in our Products during the Reporting Period originated in the Covered Countries and/or whether any of the Conflict Minerals may be from recycled or scrap sources. Where applicable, we have conducted additional due diligence regarding the sources of the Conflict Minerals. Since we do not purchase any Conflict Minerals direct from the sources of ore or the smelters/refiners that process those ores, our RCOI was based on a survey taken of our entire supply base using the standard conflict minerals reporting template (“CMRT”) published by the Conflict Free Sourcing Initiative (“CFSI”) (formerly the Electronics Industry Citizenship Coalition-Global e-Sustainability Initiative’s (EICC-GeSI)). The supplier responses were reviewed by us for completeness and consistency of answers. We requested suppliers to provide corrections and clarifications where needed.
Due Diligence Process
Our due diligence process was designed in a manner to conform with the five step framework contained in the OECD Due Diligence Guidance for Responsible Supply Chains of Minerals from Conflict-Affected Areas and High-Risk Areas, Second Edition, and the supplements on tin, tantalum, tungsten, and gold.
The following provides a summary of the due diligence procedures performed for the Reporting Period:

•	Implemented a company-wide Conflict Minerals Policy, a copy of which is available on our website at www.qtww.com under the “Investors” tab.

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Maintained our requirement that all of our suppliers commit to our Supplier Quality Assurance Requirements, that is part of each request for quote and purchase order we issue, to engage in due diligence in their supply chain;

•	Maintained records related to our conflict minerals due diligence efforts;

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Maintained our requirement for our suppliers to complete the CMRT survey, designed to identify the smelters and refiners that process the necessary conflict minerals in our process, with a focus on improving the response rate from the prior reporting period;

•	Contacted direct suppliers that did not provide a completed survey;

•	Reviewed submitted surveys for completeness and consistency of answers, with direct follow-up where needed; and

•	Reviewed and compared smelters and refiners identified in the surveys against the list of facilities that have received a "DRC conflict free" designation by the CFSI Conflict Free Smelter List.
Results of Due Diligence
Based on the information obtained pursuant to our good faith RCOI and due diligence processes described above, for the Reporting Period, we do not have sufficient information with respect to the Conflict Minerals to determine the country of origin of all of the Conflict Minerals we use to manufacture our Products and, thus, are unable to determine whether any of the Conflict Minerals originated in the Covered Countries and, if so, whether the Conflict Minerals were from recycled or scrap sources or whether or not they financed conflict in the Covered Countries.
For the Reporting Period, we received a 100% CMRT survey response rate from our supplier base. We reviewed the responses against criteria developed to determine which required further engagement with our suppliers. These criteria included untimely, incomplete, or inconsistent responses. We worked directly with these suppliers to provide revised responses. Despite our follow-up efforts with suppliers that provided an incomplete or inconsistent survey, certain suppliers were unable to provide complete information primarily due to the fact that they were waiting on information from their supply base.
From our due diligence, we identified 16 suppliers whose parts or components could contain Conflict Minerals. We relied on these suppliers to provide us with information about the source of the Conflict Minerals contained in the components supplied to us. Many of our suppliers informed us that they too are reliant upon information provided by their suppliers. Although many suppliers included a list of smelters, not all suppliers provided the names of the smelters or refiners used for materials or components supplied to us. As a result, we have not been able to identify all of the smelters from which our suppliers sourced the Conflict Minerals. None of the smelters and refiners identified by our suppliers is located in any of the Covered Countries.
In addition, certain of our suppliers provided their responses to our good faith RCOI at a company-wide level, rather than at a level specific to the materials and components they supplied to us. As a result, we were unable to determine whether any Conflict Minerals were contained in the materials and components supplied to us or whether the smelters and countries of origin listed in their responses were the actual source of the Conflict Minerals they supplied.
Risk Mitigation Steps for 2015
For the 2015 reporting period, we intend to take to continue to refine and improve our RCOI and due diligence procedures and mitigate the risk that our Products contain conflict minerals that benefit armed groups include:

•	Implementing an intake program for new supplier’s that would require each new supplier to complete a CMRT survey as part of the quotation process;

•	Continuing to maintain our 100% response rate from our suppliers;

•	Obtaining survey information specific to the materials or components specific to the products supplied to us, rather than on a company-wide basis;

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Enhancing supplier communications regarding our expectations and requirements of them with regard to supply chain management and due diligence and conflict mineral reporting obligations and compliance;

•	Working with CFSI and other relevant trade associations to define and improve best practices in the supply chain in accordance with the OECD guidance; and

•	Identifying alternative supply sources for suppliers that fail, refuse or are unable to comply with our compliance requirements.